February 13, 2020

Michael Z. Barkin
Executive Vice President and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

       Re: Vail Resorts, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2019
           Filed September 26, 2019
           File No. 001-09614

Dear Mr. Barkin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services